

NEWS RELEASE

CONTACT: Tom Armstrong
Kevin McDermed
913 367 2121
NYSE: FDY

Atchison Casting Corporation
Announces Shift in Strategy and
Plans for the Trading of the Company's Common Stock

Atchison, Kansas – June 19, 2002 – Atchison Casting Corporation (NYSE:FDY) announced today the business model that it intends to use to return to profitability and improve its financial condition, and its plans for the trading of the Company's common stock after receiving notice of delisting from the New York Stock Exchange ("NYSE").

<u>Company Background and Market Conditions</u>

Atchison Casting Corporation was formed in 1991 to make strategic acquisitions in the consolidating foundry industry and to implement new technology in the foundries acquired. Over the years the Company has grown from approximately $50 million to over $400 million in annual sales.

Atchison has become a world leader in steel castings, provides iron castings of high quality and service for industrial markets, and is growing its position in aluminum die-castings for the automotive market.

Three years of contraction in the capital goods markets, coupled with a number of other unfortunate events, have taken a toll on the Company. Atchison is not alone, as a number of our competitors have closed. Despite all this, the Company has an opportunity to not only survive, but to do so profitably and increase market share in the markets it serves.

<u>Change in Strategy</u>

To survive, reach profitably and increase market share requires a refining of the Company's business model, consisting of the following key components:

1) Narrow the customer focus to industrial manufacturers, who desire to outsource more manufacturing every year, and the product focus to complex, highly engineered castings.

2) Grow through more value added business such as machining and assembly.
3) More effectively use casting design and simulation technology throughout the Company.
4) Expand ACC Global, a recently formed division devoted to foreign sourcing of castings for customers seeking lower cost global suppliers. ACC Global can provide a customer service by managing this process.

The Company believes the success of this new business model depends on improving its financial condition. To accomplish this, the Company must 1) restructure its debt with current or new lenders, and 2) assess each location as to its contribution and develop a plan of disposition or closure if acceptable results in the near-term are not feasible.

The Company expects that any future growth will result primarily through increasing value added capability. The Company also hopes to grow through ACC Global as well. For instance, joint ventures with companies identified by ACC Global in low labor cost countries could give rise to a blended source of metal components to industrial manufacturers.

Response to the NYSE Delisting Action

The NYSE recently announced it intends to suspend trading in the Company's securities by June 26, 2002.   The Company is working to ensure its shares will trade on the OTC Bulletin Board. The NYSE's decision to suspend trading was reached after the Company's total market capitalization fell below $15 million over a 30 trading day period and the stock price stayed below $1.00 for 30 consecutive trading days.

While the Company is disappointed with the NYSE decision, it remains focused on improving its operations, strengthening its financial position and creating value for its investors.

There is no question that Atchison has been through a difficult period, and much hard work is ahead.   The Company believes its new business model can succeed, especially given Atchison's good employees, loyal customers and suppliers.

ACC produces iron, steel and non-ferrous castings for a wide variety of equipment, capital goods and consumer markets.

This press release contains forward-looking statements that involve risks and uncertainties. Such statements include the Company's expectations as to future performance and contingent obligations. Among the factors that could cause actual results to differ materially from the forward looking statements are the following: costs of closing foundries, the results of the reorganization of the Company's wholly-owned subsidiary Fonderie d'Autun, the amount of any claims made against Fonderie d'Autun's prior owner which are the subject of certain guarantees, business conditions and the state of the general economy in Europe and the US, particularly the capital goods industry, the strength of the U.S. dollar, British pound sterling and the Euro, interest rates, the

Company's ability to renegotiate or refinance its lending arrangements, utility rates, the availability of labor, the successful conclusion of union contract negotiations, the results of any litigation arising out of the accident at Jahn Foundry, results of any litigation or regulatory proceedings arising from the accounting irregularities at the Pennsylvania Foundry Group, the competitive environment in the casting industry and changes in laws and regulations that govern the Company's business, particularly environmental regulations.